Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

October 4, 2012

By EDGAR Transmission and by USPS

Susan C. Block

Attorney-Advisor

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 19, 2012

File No. 333-181633

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 14, 2012, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Summary, page 1

1. We note your revised disclosure in the second sentence of the third paragraph. Given that you will not receive any proceeds from the offering but will incur reporting company expenses upon effectiveness of the registration statement, it is not clear how you would have sufficient cash to operate until November 30, 2012 if the offering occurs but only until October 31, 2012 if the offering does not occur. Please revise here. Similarly revise under “Our independent auditors have expressed,” at page 4, “We have no profitable operating history,” at page 5, “Initial Capital Formation,” at page 18 and “Liquidity and Capital Resources,” at page 18, and throughout, as necessary.

COMPANY RESPONSE:

We have revised our disclosure throughout the Prospectus to disclose that we only have sufficient cash to operate until October 31, 2012 and will require additional funding to operate

U.S. Securities and Exchange Commission

October 4, 2012

after that date.

2. For any additional financing needed, as discussed in the summary, please indicate that there is no guarantee that you will be able to raise such capital and if you have no current arrangements for such financing, please state that you have no current arrangements for such financing. Please revise here. Similarly revise under “Our independent auditors have expressed,” at page 4 and under “Liquidity,” at page 18, for example, and throughout, as necessary.

COMPANY RESPONSE:

We have augmented our disclosure to state that there is no guarantee that we will be able to raise any additional capital and have no current arrangements for any such financing.

Initial Capital Formation, page 2

3. In the ninth paragraph in this section, please update, to the most recent practicable date, your cash on hand. Please update this with any additional amendment.

COMPANY RESPONSE:

We have updated our disclosure to state our cash on hand as of the most recent practicable date.

Plan of Distribution, page 25

4. We note your revised disclosure in the fifth paragraph on page 27 in response to prior comment 10 and reissue in part. It is not appropriate to qualify this disclosure with the language “[u]nder certain circumstances, certain . . . .” Please revise to clearly state here that the selling shareholders may be deemed underwriters.

COMPANY RESPONSE:

We have revised our disclosure to simply state that the selling shareholders may be deemed underwriters.

Please be further advised that the Company acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

October 4, 2012

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:	/s/ Daniel de Liege
Daniel de Liege
President